UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42925

BOYD GROUP SERVICES INC.

(Translation of registrant’s name into English)

1745 Ellice Avenue, Unit C1, Winnipeg, Manitoba, R3H 1A6, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐   Form 40-F ☒

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit 99.1 shall be deemed to be incorporated by reference as an exhibit to the Registration Statement of the Registrant on Form F-10 (File No. 333-291143). Exhibits 99.2 and 99.3 of this Report on Form 6-K, are furnished, not filed, and will not be incorporated by reference into any registration statement filed by the Registrant under the Securities Act of 1933, as amended.

See the Exhibits listed below.

Exhibits

Exhibit No.	Description

99.1	Term sheet dated October 29, 2025

99.2	Press release dated October 29, 2025

99.3	Press release dated October 29, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOYD GROUP SERVICES INC.

By:	/s/ Jeff Murray
	Name:	Jeff Murray
	Title:	Executive Vice-President & Chief Financial Officer

Date: October 29, 2025